Contact

www.linkedin.com/in/jamieglenn (LinkedIn)
jobvite.com (Company)
www.alaviefitness.com (Other)
www.jamieglenn.com (Other)

Top Skills

Strategy
Startups
Real Estate

Certifications

Certified Public Accountant

Jamie Glenn

Co-Founder & COO at Knock
Denver Metropolitan Area

Summary

Passionate about revolutionizing the real estate industry, I am Jamie Glenn, Co-Founder and COO of Knock, a dynamic fintech company transforming the home buying and selling experience. With a foundation laid at Trulia and a journey through successful ventures like Uversity Inc. Yahoo! and Jobvite, I have honed my skills in startup leadership and real estate innovation.

At Knock, we believe there has to be a better way to serve people in the journey between homes. Our team is driven by a shared passion for creating positive change in the real estate landscape. By offering the Knock Bridge LoanTM, we aim to enhance the overall experience for buyers, sellers, and industry professionals alike. It's more than just a financial solution; it's a way to make the entire home transaction process smoother, more transparent, and ultimately more rewarding.

From my early days as a founding member at Trulia to navigating the ever-evolving tech space, my career has been a testament to adaptability, leadership, and a passion for impactful change. Join me in reshaping the future of real estate and fintech. Let's connect!

Experience

Knock.com

Co-Founder & COO
September 2015 - Present (8 years 5 months)
Boulder, Colorado, United States

Knock offers a radical new way to buy and sell a home quickly without risk and uncertainty. We empower people to move freely. Buying and selling a house at the same time is stressful, expensive, and time-consuming. We’re changing that. Since 2015, we’ve been on a mission to empower people to move freely. With innovative solutions like our Knock Home Swap™ and Knock GO™

(Guaranteed Offer), we’re creating a world where the pains of traditional home buying and selling are a thing of the past.

Uversity, Inc.

CEO

October 2011 - August 2015 (3 years 11 months)

Uversity is reinventing how educational institutions interact with their students by providing a student engagement platform on Facebook, iOS, Android and mobile web that change the recruitment, enrollment and retention process for colleges and universities.

Uversity's applications help improve the college experience by encouraging relationships and fostering community.

Jobvite

Chief Product Officer

April 2009 - October 2011 (2 years 7 months)

Burlingame, CA

Jobvite is the leading recruiting software solution. Industry analysts call our innovations "game changing" and leading edge companies like Zynga, LinkedIn, Yelp. Twitter, Zappos.com, TiVo and many more use the Jobvite platform for hiring. We are an award-winning SaaS Company that is revolutionizing the $165B recruitment market with a hiring platform based on cutting-edge technologies and social network integrations. Jobvite was recently featured in New York Times, has been awarded the "TiE50 Winner, TopTen Software Startups" award, and was recognized by Gartner Group as a "Cool Vendor".

We are looking to add exceptional product managers to our growing team. To find out more about product opening click here http://jobvite.com/m?34sKXfwX

Trulia, Inc.

Vice President Product Management

May 2006 - April 2009 (3 years)

* lead the product team to create the best user experience, products and services in the online real estate space
* conduct user research and usability studies to understand users and deliver and exceptional user experience
* monitor KPIs and ensure product roadmap is focused on exceeding targets
* work closely with engineer leads to develop a scalable and fast site

Yahoo!

Director Real Estate & Classifieds

August 2003 - May 2006 (2 years 10 months)

Develop product strategy based on analysis of product usage, consumer needs, competitor offerings, and available business models. Build a product roadmap and identify highest-value initiatives. Oversee requirements gathering and product specification. Managing product development, working closely with engineering and user interface design teams. Identify, track, and manage key product usage and quality metrics

Knight Ridder Digital

3 years 5 months

Business Manager, Real Estate & Classifieds

April 2000 - August 2003 (3 years 5 months)

Defined product roadmap and strategy for real estate line of business. Conduct industry and customer research, prioritize initiatives, and manage product development. Defined opportunities for business development team to focus on and enter into partnerships and revenue deals. Work with the local sales teams to create local sale products, pricing and target advertisers.

Vice President Business Development

April 2000 - August 2003 (3 years 5 months)

Responsible for business planning functions and the management and evaluation of all new business initiatives, including all acquisitions and contract negotiations with business partners, affiliates and vendors. Negotiated and oversaw the implementation of deals with partners for the following product functionality: stocks and quotes, weather, discussion boards, resale tickets, yellow pages, maps, digitized newspaper display ads, online obituaries and local MLS boards and brokers for listing content. Evaluated and executed partnerships with 3rd parties for the following content to enhance the user experience on our sites: automotive repair, financial news, technology news, sports statistics and box scores, medical information, local school information and reports and gardening content. Managed national business development revenue deals for personals, travel and obituaries. Developed best practices for local General Managers to execute partnerships with local broadcast companies.

Knight Ridder Inc.

Manager of Financial Analysis

June 1999 - April 2000 (11 months)

Worked closely with the Vice President/Treasurer and other Knight Ridder executives in analyzing and consummating investment options that further corporate objectives and in facilitating the Treasury function.Prepared and reviewed strategic, competitor and economic analyses of acquisition prospects. Completed and reviewed due diligence procedures

Assisted in the creation of new Internet subsidiary; including development of transfer pricing model

Performed acquisition analysis/support, including: review of business plans, modeling, and assist in the development of deal terms

Arthur Andersen LLP

Manager, Business Advisory Services

December 1994 - June 1999 (4 years 7 months)

Managed various special projects with teams of over twenty people, including regulatory reviews, mergers and acquisitions, and treasury reviews

Determined scope of work, set budgets, arranged fees and billings and monitored financial and operational efficiency

Prepared and presented proposals to potential clients

Drafted and presented Board of Directors and Audit Committee presentations

Experienced in various due diligence assignments for recently acquired subsidiaries of existing clients, including internal controls review and purchase price audits

Experienced in mergers & acquisitions and the corresponding purchase or pooling accounting

Responsible for the implementation of electronic working papers in Northern California region

Over 4 years experience in the audit and review of financial services clients, including depository institutions, investment bankers, leasing, venture capital and insurance

Education

University of the Pacific

Bachelor of Science, Business with Accounting concentration · (1992 - 1994)

UCLA

· (1991 - 1992)